Exhibit 99.5

NICE Actimize Selected by First Tech Federal Credit Union to
Implement Financial Crime Cloud Strategy

Actimize Cloud Essentials provides best-of-breed anti-money laundering, fraud and case management cloud applications

Hoboken, N.J. – February 21, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business and the industry's largest and broadest provider of a single financial crime, risk, and compliance software platform for the financial services industry has been selected by First Tech Federal Credit Union to implement Actimize Essentials cloud solutions, including anti-money laundering and fraud applications. First Tech Federal Credit Union, a $9.4 billion financial institution, serves many of the world's leading technology companies and their employees.

NICE Actimize Essentials is a software-as-a-service (SaaS) created to meet end-to-end anti-money laundering and fraud detection requirements, providing multiple best-of-breed modules that detect and score a range of banking activity, including transaction monitoring, customer due diligence, watch list filtering, and Suspicious Activity Report (or SAR) filings.

NICE Actimize Essentials also offers integrated case management capabilities that feature pre-defined workflows and checklists, as well as pre-defined users and roles. This highly secure cloud-based software as a service combines behavioral analytics and a rules engine to enable accurate and efficient detection of money laundering and fraud activities.

"As an institution with a discerning, technologically sophisticated member base, it's vital that our First Tech team engages with a financial crime solutions provider like NICE Actimize who can grow with us and manage our requirements across both anti-money laundering and fraud-related concerns," said Joseph Harrison, Vice President, Compliance, First Tech Federal Credit Union. "With NICE Actimize's industry-proven experience, we are confident that this strategy will enable us to meet the demanding requirements of regulators."

"Many solutions built for credit unions don't effectively scale as their needs evolve, while others are too costly or cumbersome for their operations," said Cenk Ipeker, Head of NICE Actimize's Cloud business. "NICE Actimize Essentials offers the functionality, depth and upward growth capability necessary for those institutions to grow and protect their investment in fighting financial crime."

NICE Actimize will be exhibiting at the CUNA Governmental Affairs Conference in Washington, D.C. from February 26 - March 2. See us at Booth #269.

About First Tech Federal Credit Union
First Tech Federal Credit Union is a $9.4 billion institution headquartered in Mountain View, Calif. It is the nation's premier credit union serving the world's leading technology‐oriented companies and their employees, including HP Inc., Hewlett Packard Enterprise, Microsoft, Agilent, Intel, Cisco, Amazon, Nike, CH2M, Intuit, Google and more. First Tech is recognized as the industry catalyst for delivering effortless banking experiences to its 425,000 members through its 40 branch locations, more than 5,000 CO‐OP Branch locations, 30,000 CO‐OP Network ATMs. First Tech offers a full range of banking services, including traditional banking, mortgage, financial planning and insurance services. For more information, visit firsttechfed.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1 551 256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Ipeker, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.